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[LETTERHEAD]

                                                             Exhibit 99(b)(3)




November 18, 1997

                          VIA FACSIMILE AND FEDERAL EXPRESS


COMFORCE Corporation
2001 Marcus Avenue
Lake Success, New York   11042
ATTENTION:    Christopher P. Franco, Chief Executive Officer
              Paul J. Grillo, Chief Financial Officer


Re: Credit Facility for
    COMFORCE Operating Company, Inc.

Gentlemen:

Heller Financial, Inc. ("Heller") is pleased to advise you that its Executive Credit Committee has approved a senior secured credit facility, subject to the terms and conditions hereinafter set forth, in the aggregate principal amount of $75,000,000 (the "Credit Facility"). The Credit Facility will be provided to COMFORCE Operating Company, Inc. for the purpose of: (i) refinancing existing indebtedness of COMFORCE Corporation ("Parent") and Uniforce Services, Inc. ("Target") (ii) providing general working capital for Borrower (defined below) as well as to (iii) provide funds for future acquisitions.



BORROWER:                    Direct and indirect subsidiaries of COMFORCE
                             Operating Company, Inc. ("Operating"), a wholly-owned subsidiary of Parent (including, at Lender's discretion, subsidiaries hereafter acquired or created).

GUARANTORS:                  Operating and all of its  subsidiaries.

LENDER: Heller and such other financial institutions that become a party to the loan agreement.

AGENT:                       Heller.

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REVOLVER:                    A five year, $75,000,000 revolving loan facility
                             ("Revolver") based upon an advance rate up to 85% of the net amount of eligible accounts receivable.

                             Eligible accounts shall consist of accounts satisfying Agent's eligibility and reserve requirements. The Revolver shall include a $10,000,000 sub-limit for Letters of Credit. The outstanding face amount of all Letters of Credit shall be reserved against availability under the Revolver.

INTEREST:                    Interest shall be calculated based on the Base
                             Rate or, at the Borrower's option, based on the LIBOR Rate. From the Closing Date to Heller's receipt of the December 31, 1998 audited financial statements (the "Margin Date"), Borrower shall pay interest under the Revolver on loans which are Base Rate loans at the Base Rate plus 0.50% and on loans which are LIBOR loans at LIBOR plus 2.25%.
                             Subsequent to the Margin Date, the interest rate margin shall be subject to a quarterly adjustment based on a grid as detailed below. Such grid shall be based on a Leverage Ratio (such ratio to be defined as the ratio of Funded Debt (to be defined in the Credit Facility Documentation based on quarterly average funded debt outstanding excluding subordinated debt on which interest is being paid in kind) to Adjusted EBITDA (to be defined in the Credit Facility Documentation but to be calculated on a rolling four (4) quarter basis and excluding non-cash charges)).

                             Not withstanding the foregoing, upon the occurrence of a "Deleveraging Event" (to be defined in the Credit Facility Documentation), the Margin Date shall be the later of (i) May 31, 1997 and (ii) the date of such Deleveraging Event.

                             Leverage Ratio         Base Rate       LIBOR Rate
                             > 6.00                    .75             2.50
                             6.00 > x > 5.50          .50              2.25
                                  -
                             5.50 > x > 4.50           .25             2.00
                                  -
                             4.50 > x > 4.00           .00             1.75
                                  -
                             < 4.00                   -.25            1.50.
                             -
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INTEREST
RATE
DEFINITIONS:

         BASE
         RATE: For purpose of this letter, "Base Rate" means a variable rate of interest per annum calculated daily on the basis of a 360-day year equal to the rate of interest from time to time published by the Board of Governors of the Federal Reserve System. The definition of Base Rate used in this letter has been abbreviated and the Credit Facility Documentation shall set forth additional detail regarding the determination of the Base Rate from time to time and how the method for determining the Base Rate may change.
          LIBOR
          RATE: For purposes of this letter, "LIBOR Rate" means, for each interest period, the rate of interest determined by Agent at which deposits in U.S. Dollars for the relevant interest period are offered based on information presented on the Reuters Science LIBO Page as of 11:00 a.m. (London time) on the day which is two business days prior to the first day of such interest period. The definition of LIBOR Rate used in this letter has been abbreviated and the Credit Facility Documentation shall set forth appropriate detail relating to the exact method of calculation and relevant reserve requirements.

                             If the Facility has not been syndicated prior to the Closing Date, the Borrower agrees that during the 60 day period following the Closing Date, any breakage costs, charges or fees incurred with respect to Eurodollar Loans on account of the Agent's syndication efforts, shall immediately be reimbursed by the Borrower to the Agent. The Borrower agrees that such right of reimbursement is to be in addition to and not in limitation of customary cost and yield protection.

SECURITY:                    All obligations shall be secured by a first
                             priority, senior, valid and perfected security interest in and lien upon all of Operating's and all of Operating's direct and indirect subsidiaries' now owned and hereafter acquired real and personal property and all proceeds thereof, and a pledge of 100% of the capital stock of all of Operating's direct and indirect subsidiaries (the "Collateral"). Liens on the Collateral in favor of persons other than Agent shall be prohibited.

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COLLECTIONS:                 Upon the occurrence of a "Triggering Event" (to be
                             defined as the event where availability is less than or equal to $10,000,000 or upon the occurrence of specified events of default beyond applicable cure periods as defined in the Credit Facility Documentation) the Borrower's customers shall be directed to make all payments to a lock box/depository account at a bank acceptable to Agent. For the purpose of calculating interest, all proceeds received by Agent shall be credited to Borrower's loan account on the same business day of the Agent's receipt of immediately available federal funds in Agent's account at The First National Bank of Chicago.

FEES: Borrower shall be required to pay the following fees:

    CLOSING FEE:             As agreed to in a separate fee agreement.

    COMMITMENT               As agreed to in a separate fee agreement.
    FEE:

    UNUSED                   0.375% per annum on the average daily balance of
    FACILITY FEE:            the unused portion of the Revolver, payable
                             monthly in arrears.

    LETTER OF                1.50% per annum on the average undrawn face amount
    CREDIT FEE:              of all Letters of Credit outstanding, payable
                             monthly in arrears. In addition, Borrower shall pay all fees, costs and expenses due to banks for any bank letters of credit issued for Borrower's account.

    AGENT'S                  As agreed to in a separate fee agreement.
    FEE:

    AUDIT                    $750 per audit day per Heller auditor, plus
    FEE:                     out-of-pocket expenses, or the out of pocket fees,
                             costs and expenses paid to third party auditors.

    PREPAYMENT               As agreed to in a separate fee agreement.
    FEE:

CONDITIONS                   On or before the closing date the following
PRECEDENT:                   conditions precedent shall have been satisfied in
                             a manner, by parties, and with results
                             satisfactory to Heller:

    AUDIT/                   An audit by Heller or its representatives of
DUE DILIGENCE:               Borrower's and Target's business, operations,
                             financial condition, and assets, including the opportunity to meet with Borrower's and Target's management and to interview several of Borrower's customers.

    ENVIRONMENTAL            Agent shall be satisfied that there are no
    MATTERS:                 existing environmental liabilities which shall
                             have a material adverse impact on the financial condition or prospects of Borrower.

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    INSURANCE:               Receipt of insurance policies or binders for
                             insurance in types and amounts, under terms and conditions satisfactory to Agent with appropriate endorsements naming Agent as loss payee.

    PARENT                   Parent shall issue, at par, debt of not less than
    DEBT:                    $20,000,000 which shall have a payment in kind
                             interest option during the term of the Credit
                             Facility. The Parent Debt shall have terms and conditions acceptable to Agent and may be secured by the capital stock of Operating.

    OPERATING DEBT:          Operating shall issue, at par, senior unsecured
                             notes of not less than $110,000,000. All senior unsecured notes shall have terms and conditions acceptable to Agent.

CREDIT FACILITY              The Credit Facility shall be subject to formal
DOCUMENTATION:               loan documentation, fully acceptable to Agent and
                             its counsel. The documentation shall contain such terms, conditions, representations, warranties, covenants and events of default customary for loans of this type as Agent may require.

    FINANCIAL                The Credit Facility Documentation shall contain
    COVENANTS:               all financial covenants contained in any
                             subordinated debt and senior unsecured note
                             documentation.  In addition, if and after
                             availability under the Revolver falls below
                             $12,500,000, Borrower shall be subject to the
                             following financial covenants: (i) minimum EBITDA,
                             and (ii) a minimum fixed charge coverage ratio (to
                             be defined in the Credit Facility Documentation)
                             of not less than 1.0 to 1.0; provided that, once
                             during any 60 day period, Borrower shall have five
                             (5) business days with which to reinstate the
                             $12,500,000 minimum availability.   If applicable,
                             the level of minimum EBITDA and fixed charge coverage shall be tested quarterly and will be calculated based on a rolling four quarter measurement period. The anticipated levels for minimum EBITDA shall be determined by Heller based on the Borrower's financial projections delivered heretofore.

                             In addition, there shall be included such covenants as shall be customary for Agent for agented transactions of this type, including, but not limited to, limitations upon dividends and transactions with affiliates. Financial and other reporting requirements shall be as set forth in the Credit Facility Documentation.

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    PERMITTED                The Borrower shall have the ability to undertake
    ACQUISITIONS:            the acquisition of businesses substantially
                             similar to that of the Borrower ("Acquisition
                             Transactions"). Any Acquisition Transaction(s) shall be subject to the following limitations:
                             (i) the Acquisition Transaction must be structured as an asset purchase, (ii) the total aggregate consideration for all Acquisition Transaction(s) may not be greater than $60,000,000, (iii) after giving effect to the Acquisition Transaction(s)
                             (e.g., including any and all liquidity events associated with the Acquisition Transaction(s) and giving effect to payables being paid in accordance with normal terms, providing for payment of any accrued interest on any subordinated debt, and any and all other liquidity events associated with the Borrower), there shall be a minimum of $15,000,000
                             Undrawn Availability (to be defined in the Credit
                             Facility Documentation) under the Revolver, (iv) receipt of collateral and security documentation reasonably satisfactory to Agent, it being further understood that the Agent shall have the ability to request such other Acquisition Transaction documentation as it deems reasonable and (v) Agent shall receive a first and only priority security interest in the assets acquired.

    WARRANTIES:              Warranties shall include, but not be limited to,
                             evidence satisfactory to Agent that (i) the financial condition, projections and prospects of Borrower are as represented, (ii) Borrower has complied with all applicable laws, (iii) no material adverse condition affecting, or change in the business, assets, financial condition, prospects or projected cash flows of Borrower or Target exists or has occurred and (iv) Parent and Operating shall at all times operate solely as holding companies.

    OTHER                    The Credit Facility and the Operating Debt
    INDEBTEDNESS:            referenced above shall be the only funded debt
                             allowed to be incurred by Borrower except for (i) subordinated seller paper issued by Borrower on terms and conditions acceptable to Agent in connection with Permitted Pcquisitions provided that such paper shall not exceed $5,000,000 per acquisition and $20,000,000 in the aggregate at any time and (ii) specific amounts of other indebtedness which shall be specified in the documentation.

                             The Parent Debt referenced above shall be the only funded debt allowed to be incurred by COMFORCE Corporation.

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    SOLVENCY:                Borrower shall be required to satisfy Agent on the
                             closing date that after giving effect to the transactions contemplated by the Credit Facility, that Parent on a consolidated basis is solvent, able to meet its obligations as they mature and has sufficient capital to enable it to operate its business. Borrower shall have not less than $17,500,000 in excess availability under the Revolver on the closing date, after giving effect to the payment of all fees, costs and expenses associated with the transaction.


    CAPITAL,                 The acquisition of Uniforce Services, Inc. by
    ORGANIZATION,            COMFORCE Corporation (the "Acquisition") shall be
    LEGAL STRUCTURE,         structured and financed substantially as described
    TAX                      in the draft S-4 Registration statement forwarded
                             to Agent on September 15, 1997.

                             Borrower's tax assumptions, capital, organization, ownership and legal structure must be satisfactory to Agent and not impair the ability of Agent to enforce its claims against the Collateral; all Collateral must be freely pledgeable as collateral security for the Credit Facility. The exact legal structure, as it relates to Borrower, Guarantor and cross corporate Guaranties, will be determined prior to documentation.

    ACQUISITION
    DOCUMENTATION:           Borrower shall be required to make available to
                             Agent and Lenders, in preliminary and final form as and when created, all documentation pertaining to the Acquisition, including, without limitation, all disclosure schedules, exhibits and appendices to such documentation (collectively, the
                             "Transaction Documents").  The Transaction
                             Documents shall be subject to Agent's prior review and approval.

    EXPENSES:                By signing this letter, Parent and Borrower agree
                             to pay on demand all costs, fees and expenses incurred or to be incurred by Agent in connection with the examination, review, documentation, administration, syndication and/or closing of the Credit Facility, including but not limited to, per diem charges of Agent's internal auditors, counsel fees (including the allocated cost of internal counsel), consultants, appraisers and auditor fees and expenses; and all other out-of-pocket expenses relating to any of the foregoing, whether or not the financing transaction contemplated by this letter is closed.
    DEPOSIT:                 A deposit of $80,000 (the "Deposit") has been paid
                             by Borrower. The deposit will be returned at such time as: (i) the transaction has closed, (ii) the legal expenses of Agent's outside counsel have been paid, and (iii) all other reimbursable expenses incurred by Agent in connection with the proposed financing have been reimbursed

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    PARTICIPATION/           Lender shall have the right at any time to sell,
    ASSIGNMENT               assign or transfer any portion of the Credit
                             Facility to one or more other lenders. In connection therewith, Lender shall have the right to disclose to such prospective lender(s) on a confidential basis any and all information regarding or relating to Borrower or this transaction. Borrower shall agree to make its senior management and facilities available to prospective assignees/participants both prior to and after closing as reasonably required by Lender.



    INDEMNIFICATION          By signing this letter, Parent and Borrower agree
    AND LIMITATION           to indemnify Agent and Lender, their directors,
    OF LIABILITY:            officers, employees agents, auditors, accountants,
                             and consultants, counsel and affiliates from, and hold each of them harmless against, any and all losses, liabilities, claims, damages or expenses including amounts paid in settlement, incurred by any of them arising out of or by reason of any investigation, litigation or other proceeding brought or threatened relating to any loan made or proposed to be made to Borrower in connection herewith.

                             Parent and Borrower agree that in any action arising from an alleged breach of this letter the only damages that may be sought are those which are direct and reasonably foreseeable as the probable result of any breach hereof and any right to indirect, special or punitive damages or lost anticipated profits is hereby waived.


This letter has been issued in reliance upon the accuracy of all information furnished to Heller by or on behalf of Borrower and is delivered to you on the condition that neither it nor its substance will be disclosed to any third party except those in a confidential relationship to you. No disclosure shall be made to any other financial institution or intermediary

This commitment is available for acceptance only through the close of business on November 21, 1997. Your acceptance will be indicated by your signing and returning the enclosed copy of this letter on or before November 21, 1997. If accepted by November 21, 1997, unless the Credit Facility sooner closes, this commitment shall expire on December 31, 1997.

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Upon your acceptance hereof, this commitment letter shall supersede and take the place of any and all commitment letterswhich have been issued by Heller heretofore.

This letter may be executed by the parties hereto in any number of counterparts and each executed copy shall be an original for all purposes, provided that all parties hereto have executed a counterpart.


                             Very truly yours,
                             HELLER FINANCIAL, INC.

                             By: /s/ Andrew G. Jakubek
                                -----------------------------
                             Andrew G. Jakubek
                             Vice President

AGREED:

COMFORCE Corporation
(for itself and Borrower)

By:        /s/ Paul J. Grillo
         _________________________________

Title:     Vice President--Finance
         _________________________________

Date:      November 19, 1997
         _________________________________







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